SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders


A special meeting of shareholders was held on April 11, 2003 to elect eight directors to the Board of Directors of the Fund. The results of the votes tabulated at the special meeting are reported below.

Name of Director	For			Withheld

Richard H. Francis	2,591,192.000 shares	149,183.461 shares
Jack W. Fritz		2,592,091.912 shares	148,283.549 shares
Joseph D. Gallagher	2,593,556.000 shares	146,819.461 shares
Jeffrey E. Garten	2,587,448.015 shares	152,927.446 shares
Peter F. Krogh 		2,589,955.567 shares	150,419.894 shares
James S. Pasman, Jr.	2,589,191.722 shares	151,183.739 shares
Steven N. Rappaport	2,593,930.319 shares	146,445.142 shares
William W. Priest 	2,588,391.633 shares	151,983.828 shares